[Simpson Thacher & Bartlett LLP letterhead]

May 13, 2005

VIA EDGAR AND FEDERAL EXPRESS

Lesli Sheppard
Senior Staff Attorney
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE

Washington, DC 20549

Re:	Rockwood Holdings, Inc. Registration Statement on Form S-1
File No. 333-122764, Filed on February 11, 2005

Ladies and Gentlemen:

On behalf of Rockwood Holdings, Inc. (the “Company”), we hereby submit for your review Amendment No. 1 (“Amendment No. 1”) to the above-referenced registration statement (the “Registration Statement”) of the Company originally filed with the Securities and Exchange Commission (the “Commission”) on February 11, 2005, pursuant to the Securities Act of 1933, as amended.  An electronic version of Amendment No. 1 has been concurrently filed with the Commission through the Commission’s electronic data gathering, analysis and retrieval (“EDGAR”) system.  We have enclosed four copies of Amendment No. 1, which have been marked to show changes made to the Registration Statement.

In addition, we are providing the following responses to the comments contained in the comment letter of the staff of the Commission (the “Staff”) to the Company, dated March 11, 2005, relating to the Registration Statement.  For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in bold herein.  Please note that all page numbers in our responses are references to the page numbers of Amendment No. 1, unless otherwise noted.

General

1.             Please include a price range as soon as practicable and allow us adequate time to review the filing with the price range before requesting effectiveness.  Also, please indicate the number of shares offered and other information left blank in your prospectus.  You may include in brackets information that could change prior to effectiveness.  See Instruction 1 to Item 501(b)(3) of Regulation S-K.

The Company is still in the process of determining the appropriate price range, as well as a limited amount of other non-Rule 430A information, and as a result is not yet able to include this information in Amendment No. 1.  The Company will include all non-Rule 430A information in future filings promptly after making such determinations.  The Company understands that the Staff will need sufficient time to review this additional information prior to any distribution of preliminary prospectuses.

2.             Supplementally provide us with copies of all artwork, graphics or other pictorial material that you will use in your prospectus.  We may have comments based on this information.

In response to the Staff’s comment, the Company is submitting to the Staff supplementally as Annex A copies of all artwork, graphics and other pictorial material that it will include in the prospectus.

3.             Please revise your document throughout to eliminate legalese, for example but without limitation, “thereon” and “hereby.”

In response to the Staff’s comment, the Company has revised the disclosure throughout the document accordingly.

4.             Please confirm that you have filed or will file all material agreements pursuant to Item 601(b)(10) of Regulation S-K.  For example, we note throughout your filing that you refer to various supply and other agreements related to your raw materials.

The Company respectfully advises the Staff that it had previously reviewed the provisions of Item 601(b)(10)(i) and Item 601(b)(10)(ii)(B) of Regulation S-K and concluded that it is not required to file any additional agreements.  In particular, the supply and other agreements related to its raw materials were in the ordinary course of its business and are not contracts upon which the Company’s business is substantially dependent.

5.             Exhibit 21.1 discloses that the company has an Iranian subsidiary, Bonder Iran S.S.K.  In view of the fact that Iran has been identified by the U.S. State Department as a state sponsor of terrorism, and is subject to economic sanctions administered by the U.S. Treasury Department’s Office of Foreign Assets Control, please advise us of the materiality of your Iranian operations, and whether those operations constitute a material investment risk for your security holders.  In preparing your response please consider that evaluations of materiality should not be based solely on quantitative factors, but should include consideration of all factors, including the potential impact of corporate activities upon a company’s reputation and share value, that a reasonable investor would deem important in making an investment decision.

If your Iranian subsidiary is not wholly owned, please advise us whether the Iranian government holds any interest in the subsidiary, directly or indirectly.

The Company respectfully informs the Staff that Bonder Iran S.S.K. (“Bonder”) is a wholly owned subsidiary of Chemetall GmbH. Chemetall GmbH is an indirect wholly owned subsidiary of the Company. The Iranian government does not hold any interest in Bonder, directly or indirectly. Bonder is a dormant company and had no revenues in 2004. Bonder will remain dormant in 2005 and the Company has no plans to make Bonder operative in the future.

In addition, three different, indirect non-U.S. subsidiaries of the Company had sales of chemicals used for cleaning, corrosion prevention, and paint adhesion of metal surfaces mainly to customers and distributors in Iran totaling approximately $1.0 million in 2004.

The Company believes that its limited operations in Iran do not constitute a material investment risk for its security holders considering both quantitative and other factors such as the impact on our reputation.

6.             Exhibit 21.1 also identifies a subsidiary in Korea, CeramTec Korea Ltd.  Please advise us whether this subsidiary is in South Korea or North Korea, a country identified by the U.S. State Department as a state sponsor of terrorism and subject to OFAC-administered economic sanctions.  If North Korea, please provide the same type of information regarding your Korean subsidiary as requested above regarding your Iranian subsidiary.

The Company respectfully informs the Staff that its subsidiary, CeramTec Korea Ltd., is incorporated in South Korea and its operations are based in South Korea.  CeramTec Korea Ltd. has no business in North Korea.  The Company has revised the disclosure with respect to this subsidiary and its operations in South Korea accordingly.

7.             Please address the following comments as appropriate to both Rockwood Holdings and Dynamit Nobel.  For example, there are comments below in which we refer to the non-GAAP financial measures provided for Rockwood Holdings.  As similar non-GAAP financial measures are provided for Dynamit Nobel, your responses should refer to both entities.

The Company understands the comments are applicable to disclosure relating to Dynamit Nobel as well as Rockwood Holdings.  In response to the Staff’s comment, the Company has made corresponding changes to the Dynamit Nobel disclosure as appropriate.

Prospectus Summary, page 1

8.             The information in your summary is very detailed and lengthy and provides too much information for summary disclosure.  In addition, you repeat some information from your Business section.  Your summary should provide a brief overview of the most important aspects of your business and the key aspects of your offering.  Please revise accordingly.  For example, under Business Strengths and Business Strategy, please consider including just the captions as the disclosure under the captions is better suited for Business section disclosure.  Please see Item 503 of Regulation S-K.

In response to the Staff’s comment, the Company has revised the “Prospectus Summary” section accordingly, making a significant effort to decrease the length and reduce repetitive disclosure.

9.             Please provide balancing disclosure of your history of net losses when you discuss your sales increases.

The Company notes that the discussion of sales increases was deleted from the “Prospectus Summary” in response to comment #8.  Accordingly, the Company believes no additional balancing disclosure is required.

10.           Throughout your document you make claims concerning your market size or market position.  For example, on page 1, you state that you are a “leading global developer, manufacturer and marketer of . .. . chemicals and specialty materials.” For each such claim, please supplementally provide us with reports or other documentation showing the basis for your claim.

In response to the Staff’s comment, the Company is submitting to the Staff supplementally as Annex B support for the statements regarding its market share or competitive position.

11.           For sources you cite in the document, please supplementally advise us whether you funded or were otherwise affiliated with the studies or reports which are publicly available; and either file consents for sources that are not publicly available, or explain why you are not required to do so under Rule 436 of Regulation C and Section 7 of the Securities Act.

The Company respectfully informs the Staff that it does not cite any sources in Amendment No. 1.

Business Strengths, page 2

12.           We note that you use different terms to define your market position.  Please tell us supplementally what you mean by “leading global producer” as opposed to “#1 globally” or “#2 globally.” Are there any other differences other than market position? Please clarify in your disclosure.

In response to the Staff’s comment, the Company has revised the disclosure accordingly to clarify the terms used to define our market position.

13.           Please explain what you mean by “bolt-on acquisitions” on page 5.  Similarly, under Ownership Structure, explain what “PIK” is.

In response to the Staff’s comment, the Company has deleted the term “bolt-on” throughout the document.  The Company has also added explanatory disclosure regarding the PIK loans and notes under “Use of Proceeds” and replaced the term “PIK” with “pay-in-kind” throughout the document.

Business Strategy, page 4

14.           On page 5 and throughout the filing you discuss operating income and other GAAP financial statement line items which exclude amounts that are included when calculated in accordance with GAAP and when presented in your statement of operations.  These amounts constitute non-GAAP measures and therefore would require you to provide the disclosures required by Item 10(e)(1)(i) of Regulation S-K.  In addition, you could instead discuss the changes between periods in your GAAP financial statement line items.  Amounts that are a business reason for the change between periods should be discussed as one of the business reasons for the change in the applicable GAAP financial statement line item between periods.  Please make the appropriate revisions.  Refer to Question 17 of our FAQ Regarding the Use of Non-GAAP Financial Measures.

In response to this comment and comment #8, the Company deleted the non-GAAP measures provided without the disclosure required by Item 10(e)(1)(i) of Regulation S-K throughout the document.

15.           Given that many of the charges and gains occurred in multiple years, please explain to us what considerations were given to the guidance provided in Item 10(e)(1)(ii)(B) in characterizing each of the charges and gains presented in Note 9 and Note 10 as “special.”

The Company respectfully refers the Staff to the response letters dated March 23, 2005 and April 1, 2005.

Apply our improvement initiatives to the Dynamit Nobel business, page 4

16.           Please describe the “KKR acquisition.” To the extent that you delete the information in this section in response to our comments, we believe that you should still describe in detail but briefly the KKR acquisition, including (i) the parties, the (ii) amount and nature of consideration, (iii) the reasons for the acquisition, (iv) sources of funds for financing the acquisition, (v) changes to the company’s operations and financial condition, (vi) tax consequences of the acquisition of and the members of management following the acquisition.  We may have further comments after we review the revised disclosure.

In response to the Staff’s comment, the Company has enhanced the disclosure in the “Prospectus Summary” accordingly and added a subsection in the “Business” section entitled “History” to provide the requested detailed disclosure.  As noted in the “History” section, the Company had no operations or other substance prior to the acquisition of certain specialty chemicals business lines of Laporte plc by an entity controlled by affiliates of KKR. This acquisition effectively represented the initial formation of the Company.  Therefore, the Company believes that it would be misleading to attempt to represent tax consequences of the acquisition.

The Offering, page 10

17.           Under Use of Proceeds, quantify the portion of the proceeds to go to KKR, DLJMB or affiliates.  Also, add a risk factor that a significant amount of the proceeds will go to insiders.  Further, disclose the number of your directors affiliated with these entities and disclose whether they voted to approve the offering.

In response to the Staff’s comment, the Company has added the requested disclosure under “—The Offering” subsection of the “Prospectus Summary” section and the “Use of Proceeds” section.  The Company respectfully informs the Staff that it does not believe a risk factor is warranted, however.  The Company has explicitly disclosed in the prospectus that payment of the net proceeds in connection with the redemption of its senior discount notes and preferred stock will be made to an affiliate of KKR and the termination of the management services agreement will be made to affiliates of KKR and DLJMB III.

Risk Factors, page 20

18.           Please add a risk factor noting your net losses in recent periods.

In response to the Staff’s comment, the Company has added a net loss risk factor noting its net losses.

19.           Several of your risk factors are too long and contain too much detail.  Please revise throughout to limit each risk factor so that it clearly and concisely sets forth the specific risk to you or your stockholders.  See, for example, risk factors three, eight, twenty-one, twenty-three and thirty-three.

In response to the Staff’s comment, the Company has revised the disclosure accordingly.

20.           To the extent possible, avoid the generic conclusion you make in some of your risk factors that the risk discussed could have a material adverse effect or an adverse effect on your business.  See, for example and without limitation, risk factors one, seven, nine, ten, eleven, twelve, fourteen, sixteen, eighteen, twenty-one, twenty-two, twenty-three, twenty-four, twenty-five, twenty-seven, twenty-eight, and thirty-one.  Instead, please replace this language with specific disclosure of how your business, results of operations and financial condition would be affected.

In response to the Staff’s comment, the Company has revised the disclosure accordingly.

21.           Please revise your risk factors to remove the phrases “we cannot assure” and “there can be no assurance” regarding a certain set of facts.  The real risk is that the event will occur, not your inability to prevent it.  See, for example and without limitation, risk factors six, seven, nine, twelve, thirteen, fourteen, fifteen, sixteen, twenty, twenty-three, twenty-five, twenty-six, twenty-eight, and thirty-two.

In response to the Staff’s comment, the Company has revised the disclosure accordingly.

22.           If material, please add a risk factor discussing the effects of a rating downgrade in your company or debt securities.

The Company respectfully informs the Staff that it does not believe there is a need for incremental risk factor disclosure regarding the effects of a rating downgrade in the future because none of its debt agreements contains any provision that would be triggered by a rating downgrade.

23.           In risk factors where you disclose a risk related to liabilities or compliance costs, please revise to quantify your exposure, if such information is available.  Without limitation, see risk factors nine, twelve, thirteen, fourteen, fifteen, and seventeen.

In response to the Staff’s comment, the Company has revised the disclosure accordingly.  Please note that the exposure in risk factor nine is immaterial.

Substantial Leverage – Our available cash and access to additional capital . . . page 20

24.           Please disclose your current annual debt service payment obligations.

In response to the Staff’s comment, the Company has revised the disclosure accordingly.

25.           If changes in the interest rate in your variable rate debt could materially affect your annual debt service costs, please disclose how much it will increase with a 1% increase.

In response to the Staff’s comment, the Company has revised the disclosure accordingly.

Restrictive Covenants in Our Debt Instruments – Our debt instruments contain a number of restrictive covenants . . . page 21

26.           Confirm to us supplementally that you are in compliance with all of the terms of your outstanding debt and required ratios.  In the event you are not in compliance, please disclose in your prospectus the terms you do not meet and potential consequences.

The Company respectfully informs the Staff that it is in compliance with all the terms of its outstanding debt and required ratios.

Effectiveness of Internal Controls . . . page 35

27.           Please briefly identify the areas of your internal controls that may need improvement.

In response to the Staff’s comment, the Company has revised the disclosure accordingly.

Dilution, page 43

28.           Revise the disclosure in the dilution table to reflect all shares that officers, directors, promoters and affiliated persons have the right to acquire.  See Item 506 of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure accordingly.

Unaudited Pro Forma Condensed Combined Financial Information, page 44

29.           Please tell us how you determined it was appropriate to use the exchange rate at September 30, 2004 for the pro forma results of operations, rather than following the methodologies discussed in paragraph 12 of SFAS 52.

The Company respectfully informs the Staff that it used the weighted average exchange rate over the applicable period in calculating its pro forma results of operations in accordance with paragraph 12 of SFAS 52.  In response to the Staff’s comment, the Company has revised the disclosure in the introduction to the “Prospectus Summary” and “Unaudited Pro Forma Condensed Combined Financial Information” to reflect this.

30.           As noted on page 44, please revise your pro forma financial statements to include the adjustments necessary to conform Dynamit Nobel’s accounting policies to yours.

The Company respectfully informs the Staff that the accounting policies necessary to conform Dynamit Nobel’s accounting policies to the Company’s accounting policies (including the discount rate on Jubilee accruals, the minimum threshold for recording capital lease obligations and certain classification of expenses between cost of sales and selling, general and administrative) have been reflected in the Rockwood consolidated financial statements at December 31, 2004 included in the pro forma financial statements.  Such adjustments did not have a material impact on either the Rockwood consolidated financial statements at December 31, 2004 or the Dynamit Nobel historical financial statements.

31.           Please disclose here and in your historical financial statements when you expect the purchase price allocation to be finalized.

In response to the Staff’s comment, the Company has revised the disclosure accordingly.

32.           You disclose on page 6 that the purchase price for Dynamit Nobel is subject to a possible post-closing adjustment.  Please disclose here and in your historical financial statements the nature, terms and timing of the post-closing adjustment.  Please also disclose the maximum potential amount of the post-closing adjustment and the most likely amount.  Please then disclose why the most likely amount is in fact most likely.  Please give effect to the most likely amount in your pro forma financial statements.  Please also disclose with quantification what the incremental impact of changes in this amount would have on your pro forma balance sheet and pro forma statements of operations for each period presented and the line items that would be impacted.

In response to the Staff’s comment, the Company has revised the disclosure accordingly.  The Company respectfully informs the Staff that given the complexities of the underlying claims, the Company’s inability to predict the success of negotiating a resolution, the negotiation process and the possibility of eventual arbitration of some or all of the claims, it believes that no estimate within the range disclosed for the adjustment is better than another.  Accordingly, no amount has been included in goodwill and liabilities in the pro forma condensed combined balance sheet because the low end of the range is $0.

Unaudited Pro Forma Condensed Combined Balance Sheet, page 45

33.           Please revise to present each component of stockholders’ equity separately on the face of the pro forma balance sheet.  Please ensure the pro forma adjustments to each line item are clearly described in a footnote and are supported with any necessary computations, so that readers can see exactly how you arrived at the amounts for each adjustment.

In response to the Staff’s comment, the Company has revised the disclosure accordingly.

34.           Please present a pro forma total column just prior to the offering column in all of your pro forma financial statements.  Please also add a pro forma column to the balance sheet data table on page 14 and relabel the current pro forma column so that it is called pro forma adjusted.  Similarly revise your presentations elsewhere in the filing as well.

In response to the Staff’s comment, the Company has revised the disclosure accordingly.

35.           You say that a $10 million fee will be paid to affiliates of KKR and DLJMB to terminate the management services agreement.  Please identify for readers this adjustment and each other adjustment to your retained earnings that was only made to your pro forma balance sheet and not to your pro forma statements of operations.  Please also disclose that no similar adjustments were made to your pro forma statements of operations, because each of these adjustments were non-recurring in nature.  Please also disclose, if true, that each of these amounts will be included in your historical statement of operations in the period that includes the public offering.  If not true, please disclose when each will be included in your historical statements of operations.

In response to the Staff’s comment, the Company has revised the disclosure accordingly.

36.           Please clarify why the complete amount of prepayment penalties and premiums of $16 million included in adjustment (h) would not be reflected in adjustment (g) as assumed use of proceeds from this offering.  It appears that only $2.1 million is included in adjustment (g).  Please revise or advise.

In response to the Staff’s comment, the Company has revised the disclosure accordingly.

Unaudited Pro Forma Condensed Combined Information, page 48

37.           Please disclose the period that Dynamit Nobel is included in your historical financial statements and the period to which you are giving pro forma effect.  Please also revise the title of the Dynamit Nobel Historical column of each pro forma statement of operations to clearly state the historical period reflected.

In response to the Staff’s comment, the Company has revised the disclosure accordingly.

38.           Please include a reconciliation in table format between the historical and pro forma weighted average shares used in computing basic and diluted EPS.

The Company is still in the process of determining the terms of a stock split of its outstanding shares of common stock to be effected prior to the closing of the offering, and as a result is not yet able to include this information.  After making this determination, the Company will include this disclosure in future filings.

39.           Please present the pro forma adjustments related to the Dynamit Nobel acquisition and your other acquisitions in separate columns.  The pro forma adjustments related to your smaller acquisitions may be included in the same column; however, the Dynamit Nobel pro forma adjustments should be included in their own column.

In response to the Staff’s comment, the Company has revised the disclosure accordingly.

40.           For adjustment (b), please show precisely how you computed this adjustment for each period presented.

In response to the Staff’s comment, the Company has revised the disclosure accordingly.

41.           You have included the pigments and dispersions acquisition and related financing in the pro forma financial information provided.  Please help us understand why this acquisition is included whereas the acquisition of Groupe Novasep was not included.

The Company respectfully informs the Staff that it did not include the Groupe Novasep combination in the “Unaudited Pro Forma Condensed Combined Financial Information” as of and for the period ended September 30, 2004 primarily because that combination was not material in accordance with Rule 11-01 of Regulation S-X.

The acquisition of the Johnson Matthey pigments and dispersions business was consummated on September 1, 2004.  Consequently, the related balance sheet and one month of results of operations was already included in the Company’s historical financial statements.  Accordingly, the Company concluded it would be useful information to include the pro forma impact of the pigments and dispersions acquisition.

In contrast, the Groupe Novasep combination was consummated after September 30, 2004.  Consequently, no related historical financial information was included in the Company’s historical financial statements.  Accordingly, the Company concluded that inclusion of Groupe Novasep pro forma financial information would not provide additional relevant information.

Pro forma information for the Groupe Novasep combination has been included in Amendment No. 1.

42.           Please show precisely how you computed pro forma interest adjustments (d) and (e).  For debt that incurs interest at a variable rate, you should use the average variable rate that this debt would have incurred over the appropriate historical period for which you are giving pro forma effect.  Please also disclose the average interest rate used for each period and the indexed rate (LIBOR+x% or prime +x%) of the new debt.

In response to the Staff’s comment, the Company has revised the disclosure accordingly.

Management’s Discussion and Analysis, page 59

43.           Please present your disclosure of actual results prior to disclosure of pro forma net sales and adjusted EBITDA.

In response to the Staff’s comment, the Company has revised the disclosure accordingly.

General, page 59

44.           Please disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of products sold line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of products sold, please also disclose:

•      the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and

•      that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of products sold and others like you exclude a portion of them from gross margin, including them instead in a line item, such as selling, general and administrative expenses.

In response to the Staff’s comment, the Company has revised the disclosure accordingly.

Special Charges, page 65

45.           In the third bullet under “non-recurring charges/gains” please revise to provide more detail concerning your statement that “costs are difficult to estimate and may be higher.” This is too vague.  Do you have any indication as to higher costs? If so, please disclose as necessary.

In response to the Staff’s comment, the Company has revised the disclosure accordingly, providing more detail with respect to such costs.

Special Note Regarding Non-GAAP Financial Measures, page 67

46.           You disclose various ways in which you use adjusted EBITDA.  Please disclose whether all of these ways in which you use adjusted EBITDA compute it the same way.  If not, please disclose which way you computed it for presentation purposes in the filing.  Please also disclose why you chose the version of adjusted EBITDA you did to present and how it differs from the other versions of adjusted EBITDA, such as the one used in senior secured credit agreement.

In response to the Staff’s comment, the Company has revised the disclosure in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Special Note Regarding Non-GAAP Financial Measures” accordingly.  The Company respectfully informs the Staff that the version of consolidated adjusted EBITDA presented in the S-1 is the same as the one used in the senior secured credit agreement.  The Company also uses adjusted EBITDA on a segment basis as the primary measure to evaluate the ongoing performance of our business segments and reporting units. On a segment basis, the Company defines adjusted EBITDA as operating income excluding depreciation and amortization, certain non-cash gains and charges, certain other special gains and charges determined by our senior management to have little or no bearing on the day-to-day operating performance of our business segments and reporting units.  Historically, however, the adjustments have not differed from those permitted under the senior secured credit agreement.

Results of Operations, page 70

47.           Please provide either the reconciliation of the reportable segments’ operating income to your consolidated net income or cross reference to the note to the financial statements which has the required information.  Also, include a discussion of the reconciling items that apply to the particular segment being discussed.  Refer to question 19 of the Staff’s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures issued on June 13, 2003.

In response to the Staff’s comment, the Company has revised the disclosure accordingly.

48.           Each time historical or pro forma adjusted EBITDA is presented or discussed, you should also present or discuss historical or pro forma net income.  This applies to your segment adjusted EBITDA disclosures as well.  This includes the tables on pages 70, 71, 76, 77, and 78 and the accompanying discussions, as well as your other discussions throughout the filing.

In response to the Staff’s comment, the Company has revised the disclosure accordingly.

49.           Please disclose the extent to which changes in prices, amounts of shipments, or the introduction of new products contributed to fluctuations in revenues.  Refer to Item 303(a)(3)(iii) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure accordingly.

50.           Please quantify the impact of each factor when multiple factors contribute to material fluctuations.  Refer to Items 303(a)(3)(i) and (iii) of Regulation S-K and Financial Reporting Codification 501.04.

In response to the Staff’s comment, the Company has revised the disclosure accordingly.

51.           On page 97, in the discussion of operating income, you state that non-recurring costs related to restructuring charges, other non-operational items, and divested businesses caused a $53.1 million decline in operating income in 2003 compared to 2002.  Given this is your discussion of operating income, please clarify what is meant by non-operational items as well as the types of costs related to divested businesses which have impacted your operating income.

In response to the Staff’s comment, the Company has revised the disclosure accordingly.

Liquidity and Capital Resources, page 106

52.           If material, include estimated spending on environmental matters.

In response to the Staff’s comment, the Company has revised the disclosure accordingly.

53.           Liquidity should be discussed on both a long-term and short-term basis.  Accordingly, please discuss the sufficiency of your resources to fund working capital requirements and capital expenditures through fiscal year 2005 and on a long-term basis.  Refer to Item 303(a) of Regulation S-K, Instruction 5.

In response to the Staff’s comment, the Company has revised the disclosure accordingly.

54.           On page 112, you state that adjusted EBITDA is also used as a liquidity measure.  Given the reconciliation provided on page 106, it appears that you have excluded charges or liabilities which require cash settlement.  Please provide a comprehensive explanation as to how you use adjusted EBITDA as a liquidity measure.  The discussion on pages 68-69 under “Management’s Uses” indicates that you may have presented adjusted EBITDA in Liquidity and Capital Resources due to material covenants included in certain debt arrangements.  If so, please clarify your disclosure.  In addition, please also provide the disclosures called for by Question 10 of the FAQ Regarding the Use of Non-GAAP Financial Measures.

The Company respectfully refers the Staff to the response letter dated March 23, 2005.

Critical Accounting Policies and Estimates, page 116

55.           Please expand your discussion of critical accounting policies to address the following:

•      Types of assumptions underlying the most significant and subjective estimates;

•      Any known trends, demands, commitments, events or uncertainties that are reasonably likely to occur and materially affect the methodology or the assumptions described;

•      A quantitative discussion of changes in overall financial performance if you were to assume that the accounting estimate were changed, either by using reasonably possible near-term changes in the most material assumptions underlying the accounting estimate or by using the reasonably possible range of the accounting estimate; and

•      A quantitative and qualitative discussion of any material changes made to the accounting estimate in the past three years, the reasons for the changes, and the effect on your overall financial performance.  Refer to SEC Releases 33-8098 and 33-8350.

In response to the Staff’s comment, the Company has revised the disclosure accordingly.

56.           Please help us understand how you determined the allocation of purchase prices related to your acquisitions should not be included as a critical accounting policy.

The Company agrees with the Staff that it would be appropriate to include the allocation of purchase price related to acquisitions as a critical accounting policy and has provided this additional disclosure in the document.

57.           Please clarify how your description of your review of goodwill impairment complies with the guidance provided in paragraphs 19 through 22 of SFAS 142.

The Company respectfully informs the Staff that, as dictated by SFAS 142 paragraphs 19 through 22, (A) in the first step of the Company’s annual goodwill impairment test used to identify potential impairment, performed during the fourth quarter of each year, the Company compares the estimated fair value of each of its reporting units with the carrying amount, including goodwill, of that reporting unit.  The Company estimates fair value by comparing the current year and, in some cases, the budgeted following year’s adjusted EBITDA of each reporting unit multiplied by the current enterprise value ratio for the applicable industry; and (B) if the carrying amount of one of its reporting units exceeds its fair value, the Company performs the second step of the goodwill impairment test, used to measure the amount of impairment loss, by comparing the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. The Company determines the implied fair value of reporting unit goodwill by allocating the fair value of a reporting unit to all of the assets and liabilities of that unit as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the price paid to acquire the reporting unit. The excess of the fair value of a reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill. If the carrying amount of reporting unit goodwill exceeds the implied fair value of that goodwill, the Company records an impairment loss equal to that excess.

In response to the Staff’s comment, the Company has enhanced the disclosure surrounding its accounting for goodwill impairment to more fully link the specific measures it uses with the tenets of the accounting literature.

Business, page 125

58.           Please disclose your form of organization and the year when you were formed.  Please also include more detailed information regarding the KKR acquisition as it relates to the development of your business.  We note your disclosure on page 131.  Refer to Item 101(a) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure accordingly and added a subsection in the Business section entitled “History” to provide the requested detailed disclosure.

59.           We note that several places throughout your business disclosure, you refer to a certain product and then its “diverse customer base.” Yet, following this statement, you then list up to two customers.  Please consider revising this disclosure to explain what you mean by diverse.

In response to the Staff’s comment, the Company has revised the disclosure accordingly.

60.           Please disclose the information required by Item 101(d) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure in the notes to its financial statements to provide the information required by Item 101(d) of Regulation S-K.

Timber Treatment Chemicals, page 133

61.           Please disclose whether the EPA has concluded its risk-assessment of CCA-treated wood and if so, update your disclosures here accordingly.

In response to the Staff’s comment, the Company has revised the disclosure accordingly to address when the Company expects the EPA to conclude its risk-assessment.

Raw Materials, page 156

62.           We note your reference to contingency plans in the second to last paragraph of this section.  Please elaborate on this plans in your prospectus, if material.

In response to the Staff’s comment, the Company has revised the disclosure accordingly to provide additional detail regarding the contingency plans.  The Company does not, however, believe that such plans are material.

Intellectual Property, page 158

63.           If material, describe the terms of the licenses in reasonable detail.  For example, state the duration of the licenses, how much is paid for each license, and whether royalties are paid to the license holders.

In response to the Staff’s comment, the Company has revised the disclosure to describe in reasonable detail the terms of a license that is significant to one of its business segments.  This license was entered into in the ordinary course of its business and is not a contract upon which the Company's business is substantially dependent.

Manufacturing Facilities, page 163

64.           Please confirm to us supplementally that you have complied with all requirements of Item 102 of Regulation S-K.

The Company respectfully informs the Staff that it has complied with all requirements of Item 102 of Regulation S-K.

65.           We note from your Exhibit 21.1 that you have a subsidiary in Iran.  Please tell us supplementally whether you have manufacturing facilities there and revise this tabular presentation to include these facilities, if necessary.

The Company respectfully informs the Staff that it does not have manufacturing facilities in Iran.

Legal Proceedings, page 166

66.           Please note that Item 103 of Regulation S-K contemplates matters that extend beyond litigation.  Please confirm that your disclosure here complies with Item 103 and revise.

In response to the Staff’s comment, the Company has revised the disclosure accordingly.

67.           We note the information disclosed at Note 18 of your financial statements for the year ended December 31, 2003 concerning one of your subsidiaries.  Please disclose this information in your prospectus, if material.

The Company respectfully informs the Staff that the information regarding such subsidiary is immaterial and will not be disclosed in Amendment No. 1.

68.           Please tell us supplementally whether your legal proceedings in the aggregate may have a material adverse effect on your business or financial condition.  We may have further comment.

The Company respectfully informs the Staff that it believes that its legal proceedings in the aggregate will not have a material adverse effect on its business or financial condition.

Management Services Agreement, page 184

69.           Have the KKR affiliates and DLJMB offered to terminate the management agreement in writing?  If so, please disclose and file the agreement as an exhibit.

In response to the Staff’s comment, the Company is filing as an exhibit to Amendment No. 1 the agreement among the Company, KKR and DLJ Merchant Banking III, Inc. to terminate the management services agreement.

Market Share and Industry Data, page 209

70.           We note your statement that you cannot assure as to the accuracy and completeness of certain information.  Please delete this statement, as you are responsible for the accuracy of information disclosed in your prospectus.

In response to the Staff’s comment, the Company has revised the disclosure accordingly.

Underwriting, page 204

71.           Please confirm that you have described all affiliations between KKR, DLJMB or any of your directors and executive officers and the underwriters.

The Company respectfully informs the Staff that it has described all affiliations between KKR, DLJMB or any of the directors and officers of the Company and the underwriters.

72.           Disclose the criteria that Goldman, Sachs & Co. will use in determining whether to consent to waiving the 180-day lock-up agreement.

The Company respectfully informs the Staff that Goldman, Sachs & Co. and CSFB have advised it that they have no current intent or arrangement to release any of the shares subject to the lock-up agreements prior to the expiration of the lock-up period.  There are no contractually specified conditions for the waiver of lock-up restrictions and any waiver is at the sole discretion of Goldman, Sachs & Co. and CSFB.

Goldman, Sachs & Co. and CSFB have further advised the Company that there are no specific criteria for the waiver of lock-up restrictions, and that they cannot in advance determine the circumstances under which a waiver might be granted.  Any waiver will depend on the facts and circumstances existing at the time.  Among the factors that Goldman, Sachs & Co. and CSFB may consider in deciding whether to release shares may include the stockholder’s reason for requesting the release, the number of shares for which the release is being requested and market conditions at the time.

73.           Please identify any members of the underwriting syndicate that will engage in any electronic offer, sale, or distribution of the shares and describe their procedures to us supplementally, or confirm that the Division’s Office of Chief Counsel has reviewed and approved these procedures.  If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales, or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures.

The Company respectfully informs the Staff that it has been informed by Goldman, Sachs & Co., Credit Suisse First Boston LLC, Lehman Brothers Inc. and UBS Securities LLC that they or their affiliates may engage in the electronic offer, sale or distribution of the shares and that any such activity will be conducted in accordance with procedures previously reviewed by the Staff.  Deutsche Bank Securities LLC, First Analysis Securities Corporation and J.P. Morgan Securities, Inc. have informed the Company that neither they nor their affiliates intend to engage in any electronic offer, sale or distribution of the shares in the United States or to U.S. persons.  If the Company becomes aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after the date of this letter, it will promptly supplement this response to identify those members and either provide a description of their procedures or confirm that their procedures have previously been reviewed by the Staff.

In order to alleviate concerns that may be raised by any possible online distribution or posting of the preliminary prospectus on the web, the representatives of the underwriters have indicated to the Company that they will include the following language in a communication to potential syndicate members:  “Online distribution of common stock of Rockwood Holdings, Inc. may only be made pursuant to procedures for such distributions previously reviewed with the Securities and Exchange Commission.  By accepting an allocation from us, you will be deemed to be representing to us that either (1) you are not making an online distribution or (2) you are following procedures for online distribution previously reviewed with the Securities and Exchange Commission.”

Consistent with this procedure, the following language is included in the “Underwriting” section of the prospectus:  “A prospectus in electronic format will be made available on the websites maintained by one or more of the representatives and may also be made available on websites maintained by other underwriters. The underwriters may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make internet distributions on the same basis as other allocations.”

74.           Tell us whether you or the underwriters have any arrangements with a third-party to host or access your preliminary prospectus on the Internet.  If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement.  Please also provide us with copies of all information concerning your company or prospectus that has appeared on their website.  Again, if you subsequently enter into any such arrangements, promptly supplement your response.

The Company respectfully informs the Staff that Goldman, Sachs & Co. and UBS Securities LLC have informed it that each expects to post the road show presentation on YahooNet Road Show, a password protected website, and YahooNet Road Show has informed Goldman, Sachs & Co. and UBS Securities LLC that it is posting such road show presentation in accordance with applicable no-action letters. The Company will promptly supplement this response with information relating to any third party arrangements that other underwriters are putting into place as such information becomes available.

75.           Supplementally advise us whether you are doing a directed share program.  If so, please confirm, if true, that:

•      Except for the underwriting commission, the offers and sales are on the same terms as those offered to the general public;

•      No offers were made prior to the filing of the registration statement;

•      Offers were made only with the prospectus; and

•      No funds have been or will be committed or paid prior to effectiveness of the registration statement.

Also, if you are doing a directed share program, please state whether or not the shares purchased as part of the directed share program will be subject to the lock-up agreement and provide us with copies of the materials that you sent to the directed share program participants.

The Company has requested that the underwriters reserve a portion of the shares to be offered for sale in a directed share program (“DSP”).  The Company will establish the aggregate number of shares reserved for the DSP, will specify the potential recipients of the directed shares, and will allocate the directed shares among the actual recipients.  The Company has selected Credit Suisse First Boston LLC (“CSFB”) to administer its DSP.  The mechanics of the program are outlined below.

The Company will choose the potential recipients of the directed shares from its directors, executive officers and employees.  The Company will provide the names, addresses and e-mail addresses of the potential recipients, as well as initial allocation amounts, to CSFB.  CSFB will send an e-mail about the DSP to potential recipients and direct potential participants to log on to the CSFB DSP website.  For certain individuals (e.g., individuals who do not have access to the Internet), CSFB will mail a copy of the preliminary prospectus together with materials relating to the DSP to each potential recipient.  The DSP website and materials will include identical participation instructions, an indication of interest form and forms for opening a brokerage account with CSFB.  To comply with Rule 134(b)(1), the DSP website and materials will contain a statement that no sales of the shares can occur, and that no offers to purchase the shares may be accepted, until the registration statement for the shares is declared effective.  In addition, in accordance with Rule 134(d), the materials will contain a statement that indications of interest made under the program create no obligation.

Individuals who wish to express an indication of interest in the shares will be asked to complete an indication of interest form, specifying the number of shares requested and supplying information for compliance purposes.  CSFB will use the information as its basis for evaluating the suitability of the proposed investment and application of Rule 2790 of the National Association of Securities Dealers, Inc.  The indication of interest form also includes a lock-up agreement that covers any shares to be issued under the program.

All prospective recipients will be required to purchase the shares through a CSFB account.  Individuals who do not have an account with CSFB will be required to open an account based on the information provided on the subscription documents.

The deadline for expressing an indication of interest and opening an account will be three to four days prior to pricing.  Once the deadline expires, CSFB will provide the Company with the list of individuals who have completed the forms for participating in the DSP, who have opened accounts and who otherwise appear to be eligible to purchase shares under the DSP.  The Company will then review this list and determine the actual allocation of shares among these prospective recipients.

Once the offering has been priced and the registration statement relating to the offering has been declared effective, CSFB will contact each prospective recipient (either orally or electronically) who has been approved by the Company to purchase shares to inform such individual of the offering price of the shares and the maximum number of shares that such individual may purchase in the directed share program.  The individual will be given the opportunity to purchase any portion of the shares allocated by the Company or to withdraw any outstanding indication of interest.  If an individual decides to purchase shares, the sale will be confirmed with the individual, either orally or electronically, and CSFB will mail a written confirmation of the purchase accompanied by a final prospectus.

The DSP is a part of the underwritten offering.  Except for the selection of the recipients, the use of materials that specifically relate to the DSP and the process described above, the procedures for the DSP are substantially the same as the procedures that CSFB will use to offer securities to the general public.

The Company will provide a copy of the drafts of the material that will be distributed to potential recipients of directed shares to the Staff under separate cover.

Where you can find more information, page 210

76.           Please remove the qualification in the fourth sentence.  Qualification of information within the prospectus by reference to information outside the prospectus is only appropriate where a summary or outline of a document is required or where provided in the appropriate form.  See Rule 411(a) of Regulation C.  Please note that this comment applies throughout your prospectus.

In response to the Staff’s comment, the Company has revised the disclosure accordingly.

Rockwood Financial Statements

77.           Please update the financial statements and corresponding financial information included to comply with Rule 3-12 of Regulation S-X.

The Company respectfully informs the Staff that it has updated the financial statements and corresponding financial information included in compliance with Rule 3-12 of Regulation S-X.

78.           Page 11 indicates that a stock split will occur in conjunction with this offering.  Please revise your financial statements and your disclosures throughout the filing to give retroactive effect to the expected stock split.  Doing this in the next amendment will save us substantial review time in future amendments.  If your auditors believe that only a “draft” report can be presented, due to a pending future event such as the reverse stock split, they must include in the filing a signed and dated preface to their “draft” report stating the reason for the “draft” report and that they expect to be in a position to issue the report in the form presented prior to effectiveness.  The signed, dated, and unrestricted auditor’s report must be included in the filing prior to effectiveness.  See Rule 2-02 of Regulation S-X.

The Company respectfully informs the Staff that the stock split has not been approved by the Board of Directors to date.  Once approved, the retroactive effect to the stock split will be reflected in the revised financial statements and the Independent Registered Public Accounting Firm’s opinion will be updated.

Consolidated Statements of Operations, page F-3

79.           Please present interest expense and interest income separately, rather than netting them, in your statements of operations.  See Rules 5-03(7) and (9) of Regulation S-X.

The Company respectfully refers the Staff to the response letter dated March 23, 2005.

80.           Please confirm that revenues from services are not more than 10% of your net sales, or separately present net sales from services and correspondingly cost of services.  Refer to Rules 5-03(b) and 5-03(1) and (2) of Regulation S-X.

The Company confirms that revenues from services do not represent more than 10% of the Company’s net sales.

Note 1.  Description of Business and Summary of Significant Accounting Policies

Other Current Liabilities, page F-11

81.           Please separately state any amounts included in other current liabilities which exceed 5% of total current liabilities.

The Company respectfully informs the Staff that it has separately stated on the face of the balance sheet in Amendment No. 1 all current liabilities which represent amounts in excess of 5% of total current liabilities.

Advertising, page F-9

82.           Please disclose your accounting policy for advertising costs.  Also, disclose the amounts charged to expense in each period presented.  See paragraphs ..49 and .50 of SOP 93-7.

The Company respectfully informs the Staff that, as noted on Page F-9, the Company believes the disclosure of its accounting policy for advertising costs is in accordance with paragraph 49a of SOP 93-7.

As the Company has no direct-response advertising reported as assets for any of the applicable balance sheets included in its financial statements, Paragraph 49b and 49d of SOP 93-7 are not applicable.

Regarding paragraph 49c of SOP 93-7, the Company’s financial reporting systems have not been designed to capture advertising expense because of management’s belief that such expense is immaterial to its results of operations.  In response to your comment, the Company did request its businesses to forward information about their advertising costs.  After reviewing their submissions, the Company believes that such costs represent less than 0.5% of annual sales. You will also note on Page 159 in the section “Sales and Marketing” that there is no discussion of advertising as a significant sales and marketing activity within the Company’s business.

Based on the above information, the Company believes its present disclosure is in compliance with SOP 93-7.

Note 2.  Segment Information, page F-14

83.           Please disclose the types of amounts included in the corporate column for each period presented for each of the following line items: net income (loss), operating income (loss) and the adjusted EBITDA.  Please also disclose why these amounts were not allocated to the other reportable segments.  If any amounts are the elimination or reversal of transactions between reportable segments, please present them in a separate column from the corporate one.  Please also disclose what identifiable assets are included in the corporate column as of each balance sheet date and disclose why these amounts result in a negative balance at December 31, 2003.  See paragraphs 31 and 32 of SFAS 131.

In response to the Staff’s comment, the Company has revised the disclosure accordingly.

84.           You present operating income, net income and adjusted EBITDA for each segment on pages F-15 and F-17.  Please tell us who your chief operating decision maker is and confirm to us that he or she reviews each of these measures.

The Company respectfully informs the Staff that its chief operating decision maker, as defined in paragraph 10 of SFAS 131, is Seifi Ghasemi who is also its Chairman and Chief Executive Officer.  The Company informs the Staff that Mr. Ghasemi reviews Adjusted EBITDA on a segment and consolidated basis as the primary measure to assess the Company’s operating performance. He does not review each segment’s operating income or net income; instead he reviews operating income and net income on a consolidated basis. The Company only discloses net income by segment as part of the reconciliation of Adjusted EBITDA since it is deemed to be the most comparable GAAP measure in accordance with Item 10 of Regulation S-K. The Company eliminated operating income by segment from the segment footnote of its financial statements.

85.           Please disclose the amounts of your net sales and long-lived assets that are domestic and foreign in the format required by paragraph 38 of SFAS 131.  This may be accomplished by dividing up the North America portion of your geographic region information into US and other parts of North America.

In response to the Staff’s comment, the Company has revised the disclosure accordingly.

Note 7.  Long-Term Debt, page F-20

86.           Please tell us how you accounted for each of the debt refinancings during the two years ended December 31, 2004.  Your explanation should include how you accounted for the debt issuance costs as well as the accounting literature used to determine the appropriate accounting.

The Company respectfully refers the Staff to the response letters dated March 23, 2005 and April 1, 2005.

87.           You issued a total of 30,273 of common shares, with a fair value of $500 per share, in connection with the PIK Note Financing.  Please clarify how you determined it was appropriate to record these amounts as deferred financing costs.

The Company respectfully refers the Staff to the response letter dated March 23, 2005.

Note 8.  Taxes on Income, page F-23

88.           In light of your history losses, provide us with the analysis that you performed in concluding that a full valuation allowance was not necessary for your deferred tax assets as of both December 31, 2003 and the interim period ended September 30, 2004.  Note that the weight given to the potential effect of negative and positive evidence should be commensurate with the extent to which it can be objectively verified.  Refer to paragraphs 23 to 25 of SFAS 109.

The Company respectfully refers the Staff to the response letters dated March 23, 2005, April 1, 2005, April 8, 2005 and April 19, 2005.

Note 9.  Operating Lease Obligations, page F-25

89.           Please disclose how you account for (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases.  In addition, paragraph 5.n. of SFAS 13, as amended by SFAS 29, discusses how lease revenues that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should be initially included in your minimum lease revenues.  If, as we assume, each of these items is included in computing your minimum lease revenues and the minimum lease revenues are recognized on a straight-line basis over the minimum lease term, the note should so state.  If our assumption is incorrect, please tell us how you considered the provisions in SFAS 13 and FTB 88-1 in reaching the conclusions you did regarding your accounting treatment.

The Company respectfully refers the Staff to the response letter dated March 23, 2005.

Note 10.  Employee Benefit Plans, page F-25

90.           Given that all of your defined benefit plans had accumulated benefit obligations in excess of plan assets, please demonstrate to us how your accounting complies with paragraphs 36 and 37 of SFAS 87.

The Company respectfully refers the Staff to the response letters dated March 23, 2005 and April 1, 2005.

Note 11.  Stock-Based Compensation, Page F-29

91.           Please disclose how you account for the performance options, including how you record compensation expense.  Your explanation should include the accounting literature used to determine the appropriate accounting.

The Company respectfully refers the Staff to the response letters dated March 23, 2005 and April 1, 2005.

92.           Please disclose how you account for the following terms of your management stockholder’s agreements as described on pages 181 through 183:

•      obligation to repurchase stock and options of the stockholder; and

•      pledge agreements.

Please also disclose whether the loans provided are recourse or nonrecourse.  Your explanation should include the accounting literature used to determine the appropriate accounting.

The Company respectfully refers the Staff to the response letter dated March 23, 2005.

93.           Provide us an analysis of all equity issuances since January 1, 2004.  For each issuance,

•      identify the parties, including any related parties;

•      the nature of the consideration; and

•      the fair value and your basis for determining the fair value.

•      Indicate whether the fair value was contemporaneous or retrospective.

•      To the extent applicable, reconcile the fair values you used for equity issuances to the fair value indicated by the anticipated IPO price.

The Company respectfully refers the Staff to the response letters dated March 18, 2005, April 1, 2005, April 8, 2005, April 13, 2005 and April 15, 2005.

94.           Please provide disclosures to include the following information for equity instruments granted since January 1, 2004 by grant date:

•      Number of options or shares granted;

•      Exercise price;

•      Fair value of common stock;

•      Intrinsic value per option, if any;

•      Whether the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective; and

•      If the valuation specialist was a related party, indicate as such.

In MD&A, disclose the aggregate intrinsic value of all outstanding options at December 31, 2004 based on the estimated IPO price.

In response to the Staff’s comment, the Company has revised the disclosure accordingly.

Note 14.  Impairment Charges, page F-31

95.           The impairment charge of $15.7 million in 2003 is based on the excess of the carrying value of the impaired assets over fair value determined by the projected future undiscounted cash flows.  Please help us understand how your use of the undiscounted instead of discounted cash flows complies with paragraphs 22 through 24 of SFAS 144.

The Company respectfully informs the Staff that the Company’s policy is to test for potential property, plant and equipment impairment using the estimated undiscounted cash flows of our businesses, whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. If it appears that property, plant and equipment are impaired based on the undiscounted cash flows, the Company then calculates the estimated fair value of these assets on a present value basis in accordance with paragraph 23 of SFAS 144. For this particular impairment charge, the Company calculated fair value on a present value basis by multiplying the estimated future annual cash flows of the reporting unit by the then current enterprise value ratio (a discounted measure). The reported impairment charge represents the excess of the carrying value of the property, plant and equipment over the estimated discounted cash flows (i.e., fair value).

In response to the Staff’s comment, the Company has enhanced the disclosure in this footnote to further clarify this accounting.

Note 18.  Contingencies, page F-34

96.           We remind you that SAB Topic 5:Y states that product and environmental remediation liabilities are of such significance that detailed disclosures regarding the judgments and assumptions underlying the recognition and measurement of the liabilities are necessary to inform readers fully regarding the range of reasonably possible outcomes that could have a material effect on your financial condition, results of operations, or liquidity.  Please expand your disclosures regarding both environmental matters as well as the product liability matter related to the subsidiary in the Performance Additives segment.  Please clarify your disclosures to state whether any amounts have been accrued as well as the actual amounts accrued.  In addition, if there is a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss is material, please disclose the estimated additional loss, or range of loss, or state that such an estimate cannot be made.  Refer to paragraphs 9 and 10 of SFAS 5.  Please also provide the disclosures called for by SAB Topic 5:Y.  These should include detailed disclosures regarding both recorded and unrecorded environmental remediation liabilities as well as disaggregated disclosures that describe accrued and reasonably likely losses with respect to particular environmental sites that could be individually material.  Given that there is significant uncertainty in assessing your liability for environmental matters for which you may not be indemnified and there can be no assurance that the seller will adhere to its obligations and you may have to resort to legal action to enforce your rights under the indemnities, please also provide detailed disclosures regarding those matters for which the seller or a third party has assumed responsibility for the obligations associated with the site.

In response to the Staff’s comment, the Company has revised the disclosure accordingly.

97.           Please provide the disclosures called for by Question 2 of SAB Topic 5:Y, including the extent to which unrecognized contingent losses are expected to be recoverable through insurance and material limitations of the recovery.  In addition, if there is a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss is material, please disclose the estimated additional loss, or range of loss, or state that such an estimate cannot be made as required by paragraph 10 of SFAS 5.

In response to the Staff’s comment, the Company has revised the disclosure accordingly.

98.           Tell us more about how you accounted for your obligation to undertake soil rernediation at your German facility in accordance with SFAS 143.  Specifically address the following:

•      Tell us how you determined these retirement obligations have an indefinite life;

•      Tell us when you expect to initially recognize a liability.  Refer to paragraphs A14 and A16 of SFAS 143.

The Company respectfully refers the Staff to the response letter dated March 23, 2005.

Unaudited Financial Statements

99.           Please address the comments above in your interim financial statements as well.

The Company respectfully informs the Staff that it will address the above comments in its future interim financial statements.

Dynamit Nobel, page F-49

100.         Please disclose the estimated fair values of each of the preliminary identified intangibles including customer relationships, intellectual property, trademarks and trade names.

In response to the Staff’s comment, the Company has revised the disclosure accordingly.

Dvnamit Nobel AG Financial Statements

Note A.  Description of Business and Basis of Presentation

Relationship between the Dynamit Nobel Group and mg, page F-75

101.         As required by Question 2 of SAB Topic 1:B:1, please disclose that you believe the methods used to allocate expenses is reasonable.  Please also disclose the estimated amount of expenses that would have been incurred for each period presented had you been an unaffiliated entity of mg or state an estimate is not practicable.

The Company respectfully informs the Staff that the combined financial statements of Dynamit Nobel include expenses that have been incurred by mg technologies ag on behalf of Dynamit Nobel. These expenses include remuneration paid to the chief executive officer of Dynamit Nobel for 2003, who continued to serve on the executive board of mg technologies ag during this period. The full cost of this remuneration was borne by mg technologies ag and based in proportion of hours worked, half of this cost has been allocated to Dynamit Nobel and is reflected in these combined financial statements. Compensation incurred by mg technologies ag to an additional executive board member of Dynamit Nobel has also been reflected. Management believes the assumptions underlying the combined financial statements of Dynamit Nobel, including the methods used to allocate expenses incurred on Dynamit Nobel’s behalf by mg technologies ag are reasonable. Management believes that the amount of expenses reflected in the combined income statements approximates the estimated expenses Dynamit Nobel would have incurred had it not been affiliated with mg technologies ag. Unless described elsewhere in these combined financial statements, additional services have not been rendered by mg technologies ag to Dynamit Nobel without consideration by Dynamit Nobel.  In response to the Staff’s comment, the Company has revised the disclosure accordingly.

Item 15.  Recent Sales of Unregistered Securities

102.         We note the exemptions that you rely on for the recent sales disclosed.  Please revise to specify the exemption used for each sale and disclose the facts upon which you relied for each exemption.  This disclosure is too vague.

In response to the Staff’s comment, the Company has revised the disclosure accordingly.

103.         Revise to include disclosure required by paragraphs (a) through (d) of Item 701 of Regulation S-K for any warrants and options issued during the last three years.

In response to the Staff’s comment, the Company has revised the disclosure accordingly.

Exhibit 23.3

104.         Please make arrangements with KPMG Deutsche Treuhand-Gesellschaft to state the date of their report in the consent.

In response to the Staff’s comment, the consent of KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschftsprüfungsgesellschaft has been revised to state the date of its report.

ROCKWOOD SPECIALTIES GROUP’S
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2003

Comment applicable to your overall filing

105.         Please address the comments above in the future filings of Rockwood Specialties Group, as applicable.

The Company respectfully informs the Staff that it will address the above comments in its future filings of Rockwood Specialties Group, Inc., to the extent applicable.

On behalf of the Company, we are providing the following responses to the comments contained in the comment letter from the Staff to the Company, dated April 19, 2005, relating to the Registration Statement and the Form 10-K for the year ended December 31, 2004 of Rockwood Specialties Group, Inc.

Rockwood Financial Statements

Note 8.  Taxes on Income, page F-23

1.             We note your response to prior comment 1.  In order for a reader to be able to evaluate the quality of any material deferred tax assets recognized in the financial statements to properly evaluate any risk related to the realization of the deferred tax assets, we believe you should provide detailed disclosures in your notes to the financial statements as well as in Management’s Discussion and Analysis regarding your deferred tax assets.  These disclosures should be provided for each year financial statements are presented and should address each type of material deferred tax asset recognized including those recognized for United States net operating loss carryforwards and interest on the pay-in-kind loans and notes and senior discount notes.  These disclosures should include the following:

•      Uncertainties surrounding the realization of the deferred tax asset(s);

•      Material assumptions underlying management’s determination that the net asset(s) will be realized, such as expenses incurred in the past three years that are considered to be nonrecurring as well as an increase in expected profit margin due to the conversion of prior sales volumes of CCA to sales volumes of ACQ as a result of changes made by the Environmental Protection Agency;

•      Descriptions of assumed future events with quantification to the extent practicable.  For example, there should be discussions of:

•      Assumed material improvements over present levels of consolidated United States pre-tax book income sufficient to generate the minimum amount of future taxable income.  Please discuss the minimum annualized rate by which taxable income must increase during the tax net operating loss carryforward period.  Also, please discuss any assumed material changes in the present relationship between income reported for financial and tax purposes for the last three years.  Specifically, discuss the nature and dollar amounts of material differences; this information can be provided in a table which reconciles the material differences;

•      Tax planning strategies such as material asset sales or other nonrecurring transactions that would be possible to generate future taxable income if you are unable to generate sufficient future taxable income from ordinary and recurring operations; and

•      Assumptions relied upon by management in concluding that it is more likely than not that the results of future operations will generate sufficient taxable income to realize deferred tax assets(s).

•      The annual amounts of United States net operating loss carryforwards for tax purposes that expire by year;

•      In light of significant objective negative evidence indicating uncertainty regarding the realization of the deferred tax assets, the countervailing positive evidence relied upon by management in its decision not to establish a full valuation allowance against the deferred tax assets; and

•      Discussions of material changes in the valuation allowance from one period to the next with a highlight of changes in assumptions and environmental factors that necessitated the material change.

In response to the Staff’s comment, the Company has revised the disclosure accordingly.

2.             Please provide similar disclosures in Rockwood Specialties Group’s Form 10-K for the year ended December 31, 2004.

In response to the Staff’s comment, the Company has revised the disclosure accordingly.

Please note that the Company has included certain changes to the Registration Statement other than those in response to the Staff’s comments.

Please call me (212-455-2758) or Anette Somosi (212-455-2485) of this firm with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Roxane F. Reardon

Roxane F. Reardon

cc:	Jennifer R. Hardy-Securities and Exchange Commission
Rufus Decker-Securities and Exchange Commission
Nudrat Salik-Securities and Exchange Commission
Thomas J. Riordan-Rockwood Holdings, Inc.